UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

DELTA FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

247918105

(CUSIP Number)

        August 13, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

CUSIP No. 247918105	Page 2 of 10 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANGELO, GORDON & CO., L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		10,262,700
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 10,262,700
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10,262,700

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

30.5%

12	Type of Reporting Person (See Instructions)
IA; PN

CUSIP No. 247918105	Page 3 of 10 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JOHN M. ANGELO

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 10,262,700
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		10,262,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10,262,700

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

30.5%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 247918105	Page 4 of 10 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MICHAEL L. GORDON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 10,262,700
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		10,262,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10,262,700

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

30.5%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 247918105	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per of Delta Financial Corporation, a Delaware corporation (the “Issuer”)(the “Shares”). The address of the principal executive office of the Issuer is 1000 Woodbury Road, Suite 200, Woodbury, NY 11797.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), John M. Angelo, a United States citizen (“Mr. Angelo”), and Michael L. Gordon, a United States citizen (“Mr. Gordon”).

The Shares which are the subject of this Schedule 13D are held for the account of private investment funds and accounts for which Angelo Gordon acts as investment adviser (the “AG Funds”). Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by the AG Funds. The source of funds for the purchase of the Shares was the working capital of the AG Funds. The Warrants, as defined below, were issued as part of the consideration for the Repurchase Facility, as defined below, without any separately stated issue price.

Item 4.	Purpose of Transaction.

The 262,700 Shares held directly by the AG Funds were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

On August 13, 2007 (the “Date of Event”), the Issuer entered into agreements providing for an aggregate of $70.0 million in capital, consisting of a $60.0 million repurchase financing facility provided by an affiliate of Angelo Gordon beneficially owned by certain AG Funds (the “AG Investor”) and the issuance of $10.0 million in principal amount of convertible notes to an unrelated investor. In one of these transactions, two subsidiaries of the Issuer, Renaissance REIT Investment Corp. and Delta Funding Corporation (collectively the “Sellers”), and the Issuer entered into a repurchase financing facility (the “Repurchase Facility”) with the AG Investor, in the principal mount of $60.0 million. The Repurchase Facility bears interest at the rate of 600 basis points over one-month LIBOR. The Repurchase Facility is collateralized by the Issuer’s securitization Class P, Class BIO and owner trust certificates (the “securitization related certificates”), which entitle the holder to receive the prepayment penalties and excess cash flows remaining after payments are made to the related asset-backed investors (less the

CUSIP No. 247918105	Page 6 of 10 Pages

contractual servicing fee and other fees, costs and expenses of administering the securitization trust). Under the terms of the Repurchase Facility, the cash flows from these securitization related certificates are expected to be used to pay down the principal under the Repurchase Facility. The Sellers are obligated to make monthly interest payments on the then-existing principal balance of the Repurchase Facility. The Issuer has irrevocably and unconditionally guaranteed the Sellers' payment obligations under the Repurchase Facility. The Repurchase Facility matures in 12 months, if not sooner repaid.

In connection with this transaction, the Issuer issued to the AG Investor warrants (the “Warrants”) to purchase an aggregate of 10.0 million shares of the Issuer’s Shares (the “Warrant Shares”). The initial exercise price of the Warrants is $5.00 per share. The Warrants expire in February 2009, subject to extension if the Issuer does not obtain stockholder approval for the issuance of the Warrant Shares within 90 days of the August 14, 2007 closing date.

The Warrants are currently exercisable for an aggregate of 4.7 million shares of common stock. In order to comply with the Marketplace Rule of the Nasdaq Global Market, the remaining shares issuable upon exercise of the Warrants may only be issued following stockholder approval.

In connection with the financing transactions, under the terms of a voting and support agreement, the holders of more than one half of the Issuer’s outstanding common stock, including all of the Issuer’s directors and executive officers, have agreed to vote their shares in favor of the issuance of the Warrant Shares. If certain convertible notes issued in the transaction are redeemed, the principal amount of the repurchase financing facility provided by the AG Investor will be reduced from $60 million to $50 million.

If the Warrants are exercised for at least 5.0 million shares of the Issuer's common stock, and thereafter, the holdings of the AG Investor do not decrease beneath that amount, the AG Investor will be entitled to appoint up to two members of the Issuer's Board of Directors. In addition, for so long as the AG Investor own 5.0 million shares of the Issuer's common stock (or Warrants to purchase those shares), the AG Investor will have preemptive rights to purchase up to one-half of the Issuer's equity securities that may be offered in certain types of offerings. Under the terms of the Warrants, the exercise price will be reduced if the Issuer issues shares of its common stock (or certain convertible securities) at a price that is less than the exercise price of the Warrants. The exercise price of the Warrants may also be paid by reducing an equal portion of the principal amount of the Repurchase Facility.

The AG Investor has been granted rights under which the Issuer will register all or a portion of the shares of common stock issuable upon exercise of the Warrants. The Issuer has also granted certain ongoing information and consultation rights to AG Funds that own interests in the AG Investor.

The Reporting Persons may make, or cause to be made, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed of, any or all of the Shares held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment.

CUSIP No. 247918105	Page 7 of 10 Pages

The information set forth in this Item 4 is qualified in its entirety by reference to the following documents incorporated by reference to the Issuer’s Form 8-K filed on August 16, 2007: (i) Securities Repurchase Agreement, dated August 13, 2007, by and between Renaissance REIT Investment Corp. and Delta Funding Corporation, as Sellers, the Issuer, as Guarantor, and AG Delta Holdings, LLC, as Buyer; (ii) Warrant Acquisition Agreement, dated August 13, 2007, between the Issuer and AG Delta Holdings, LLC; (iii) Form of Warrant issued to Affiliates of Angelo, Gordon & Co.; (iv) Form of Investor Rights Agreement, dated August 13, 2007, between the Issuer and AG Delta Holdings, LLC; and (v) Form of Voting and Support Agreement, dated August 13, 2007, by and among AG Delta Holdings, LLC, the PIF Investors, and certain stockholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) As of the Date of Event, the Reporting Persons are the indirect beneficial owners 10,262,700 Shares. This number consists of (i) 262,700 Shares held for the account of certain AG Funds and (ii) 10,000,000 Shares issuable upon exercise of the Warrants held by the AG Investor. According to the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, the number of Shares outstanding as of August 6, 2007 was 23,604,761. Assuming the full conversion of the Warrants, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 30.5% of the total number of Shares outstanding.

(b)(i) Angelo Gordon may be deemed to have sole power to direct the voting and disposition of the 10,262,700 Shares currently held and issuable upon exercise of the Warrants.

(ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 10,262,700 Shares currently held and issuable upon exercise of the Warrants.

(iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 10,262,700 Shares currently held and issuable upon exercise of the Warrants.

(c)        Except as described in response to Item 4, there have been no transactions with respect to the Shares by any of the Reporting Persons during the 60-day period preceding the Date of Event.

(d)       The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

Except for the arrangements described in Items 4 and 5(d) above, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 247918105	Page 8 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated as of June 13, 2007, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.

Exhibit B – Securities Repurchase Agreement, dated August 13, 2007, by and between Renaissance REIT Investment Corp. and Delta Funding Corporation, as Sellers, the Issuer, as Guarantor, and AG Delta Holdings, LLC, as Buyer (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on August 16, 2007).

Exhibit C – Warrant Acquisition Agreement, dated August 13, 2007, between the Issuer and AG Delta Holdings, LLC (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on August 16, 2007).

Exhibit D – Form of Warrant issued to Affiliates of Angelo, Gordon & Co. (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on August 16, 2007).

Exhibit E – Form of Investor Rights Agreement, dated August 13, 2007, between the Issuer and AG Delta Holdings, LLC (incorporated by reference to Exhibit 10.4 to Issuer’s Form 8-K filed on August 16, 2007).

Exhibit F – Form of Voting and Support Agreement, dated August 13, 2007, by and among AG Delta Holdings, LLC, the PIF Investors, and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to Issuer’s Form 8-K filed on August 16, 2007).

Exhibit G – Management Rights Agreement, dated as of August 13, 2007, among the Issuer, AG Realty Fund VII, L.P. and AG Realty Fund VII (TE), L.P. (filed as Exhibit 99.1).

CUSIP No. 247918105	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2007	ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon________
Name: Michael L. Gordon
Title: Chief Operating Officer

Date: August 23, 2007	JOHN M. ANGELO

/s/ John M. Angelo_____________

Date: August 23, 2007	MICHAEL L. GORDON

/s/ Michael L. Gordon___________

CUSIP No. 247918105	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, $0.01 par value per share, of Delta Financial Corporation, dated as of August 23, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: August 23, 2007	ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon_________
Name: Michael L. Gordon
Title: Chief Operating Officer

Date: August 23, 2007	JOHN M. ANGELO

/s/ John M. Angelo_______________

Date: August 23, 2007	MICHAEL L. GORDON

/s/ Michael L. Gordon_____________